SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 April 2018

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	IFRS 15 adoption & other presentational changes dated 17 April 2018

Exhibit No: 99.1

IHG provides prior years' financial statements updated to reflect previously announced reporting changes.

InterContinental Hotels Group PLC (IHG) [LON:IHG, NYSE:IHG (ADRs)] today issues financial statements for 2017 & 2016, updated to reflect a number of reporting changes announced at its 2017 preliminary results on 20 February 2018. These changes are effective from 1 January 2018 and comprise:

●            The adoption of IFRS 15: Revenue from Contracts with Customers.

●            Other presentational changes including:

-    New Regional Structure: IHG's Europe and Asia, Middle East and Africa regions have been combined to form a new Europe, Middle East, Asia & Africa (EMEAA) operating segment. The Americas and Greater China operating segments remain unchanged.

-    Reporting of Fee Business results: managed and franchised ownership types, together with regional costs, have been combined into one "fee business" line for each region. This better reflects the way the fee business is now operated following the wider reorganisation of the business.

-    Reporting of Managed Lease hotels: will be included in the "Owned and Leased" hotel segment. As the full results of these hotels are consolidated into IHG's income statement, this gives a clearer view of the reported fee business revenues and profits.

The table below summarises the net effect of these changes for the full year 2017, and shows that the impact on IHG's underlying results is immaterial.

Metric	Underlying1 FY 2017 Results			Reported FY 2017 Results
	Reported	Restated	Var.	Reported	Restated	Var.
Revenue	$1,633m	$1,741m	7%	$1,784m	$4,075m	128%
Operating Profit	$759m	$762m	0%	$759m	$724m	(5%)
Adjusted EPS2	245.1¢	246.6¢	1%	244.6¢	244.6¢	-
Fee Margin3	50.2%	52.1%	1.9%pts	50.4%	52.3%	1.9%pts
Net Debt to EBITDA4	2.1x	2.2x	0.1x	2.1x	2.2x	0.1x
Free Cash Flow	-	-	-	$516m	$516m	-

1 "Underlying" excludes owned asset disposals, significant liquidated damages, System Fund results and hotel cost reimbursements at constant FY 2016 exchange rates (CER). Now includes results from managed lease hotels.

2 Reported adjusted EPS excludes System Fund results (and related interest and tax) and exceptional items. "Underlying" adjusted EPS also excludes owned asset disposals and significant liquidated damages, is based on effective tax rate, and is stated at CER.

3 Reported fee margin excludes owned & leased hotels (now incorporating managed leased hotels), significant liquidated damages, System Fund results and hotel cost reimbursements. "Underlying" fee margin is stated at CER.

4 Reported Net Debt to EBITDA includes the add back of $36m of System Fund depreciation and amortisation reported within System Fund Expenses on the Group income statement. Underlying Net Debt to EBITDA excludes System Fund results (System Fund depreciation and amortisation is not added back). Both amounts stated at FY 2017 actual exchange rates (AER).

IFRS 15 - Revenue from Contracts with Customers (Appendices 1-5)

The adoption of IFRS 15 impacts the presentation and recognition of revenues, costs and liabilities. Group free cash flows remain unchanged. A summary of the changes is provided below.

1.  Core IFRS 15 Adjustments

a.    Managed and franchised hotel cost reimbursements
Previously not recognised on IHG's income statement, these are now shown on a gross basis, with revenue and a matching cost. Operating profit and cash flows are unaffected. Excluded from "underlying" results.

b.    Initial application and re-licensing fees and contract acquisition costs
Application and re-licensing fees were previously recognised as revenue when billed. These are now spread over the life of the contract, resulting in an initial reduction to revenue and operating profit, and the recognition of deferred revenue on the Group statement of financial position. Cash flows are unaffected.

Contract acquisition costs typically relate to bonuses paid to developers upon signing deals, and were previously charged to the Group income statement as incurred. These are now capitalised and amortised over the life of the contract, resulting in an initial increase to operating profit and the capitalisation of contract costs on the Group statement of financial position. Cash flows are unaffected.

c.    Amortisation of amounts paid to hotel owners to secure management contracts and franchise agreements ("key money")
Key money payments were previously capitalised as intangible assets and amortised over the contract life. These are now reclassified as contract assets and the amortisation charges taken as a deduction to revenue. This results in a reduction to revenue, with a matching reduction in amortisation. Operating profit and cash flows are unaffected.

d.    Owned hotel disposals subject to a management contract
Previously when hotels were sold and IHG retained a management contract, the fair value of the management contract was recognised as an intangible asset, which was then amortised over the contract life. These historic intangible assets are now derecognised and the associated amortisation charge eliminated, resulting in higher operating profit. Cash flows are unaffected.

e.    Other adjustments
Immaterial impact to operating profit. Cash flows are unaffected.

2.  IFRS 15 System Fund Adjustments

IHG operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and the IHG Rewards Club loyalty programme. The Fund also receives proceeds from the sale of IHG Rewards Club points under third-party co-branding arrangements. The Fund is not managed to make a profit or loss for IHG, but is run for the benefit of the System with the objective of driving incremental revenues to our hotels.

Treatment of the Fund:

●          Revenue and Costs and Associated Surplus or Deficit
Previously Fund income and expenses were not recorded in the Group income statement, with any in-year surplus or deficit carried in the Group statement of financial position within working capital.

Under IFRS 15, Fund revenues and costs are now recognised on a gross basis in the Group income statement with the in-year surplus or deficit impacting reported profits (consistent with expected practice across the industry). However, the Group has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System, such that the Group does not make a profit or loss from operating the Fund over the medium term. As such, all System Fund revenues and costs, and associated surplus or deficit, will be excluded from the calculation of IHG's underlying profit and adjusted EPS.

Under IFRS 15, the Fund surplus of $158m as at 31 December 2017, which was previously held on the Group statement of financial position, has been derecognised. This built up predominantly due to the introduction of the expiry policy for IHG Rewards Club points in 2015, and the renegotiation of long term partnership agreements in 2016. IHG's previously disclosed plan to spend down this amount for the benefit of owners, remains unchanged; this commenced in 2017, resulting in a fund expenditure in excess of fund receipts of $34m that year. IHG will spend down the remaining surplus balance in 2018, by means of fund expenditure in excess of fund receipts, relating to marketing, loyalty and technology initiatives and costs associated with IHG's efficiency programme. Underlying operating profit and adjusted EPS will remain unaffected.

Free cash flows remain unaffected as a result of these adjustments.

●          Fund Revenue Recognition
Previously, gross Fund income (2017: $1.9bn) was recognised on an accruals basis but was not recorded in the Group income statement. Under IFRS 15, these revenues are now included in the Group income statement, with some recognised net of costs and others deferred, resulting in a lower total revenue amount being recorded (2017: $1.2bn).

-    Revenues recorded on a net basis

Revenues related to IHG Rewards Club and certain travel agency commissions are recognised net of associated cost of sales. In aggregate this results in a $0.6bn reduction in revenue in 2017, but no change in Fund capacity or cash flows.

-    Revenues now deferred

Income relating to IHG Rewards Club points earned by members or sold under co-branding arrangements was previously recognised in full on an accruals basis when rewards points are earned / sold. Under IFRS 15, revenue recognition is now deferred until the associated points are redeemed resulting in a deferred revenue balance being recorded on the Group statement of financial position, instead of a loyalty programme liability (2017: $1.1bn vs $0.8bn respectively). This timing difference results in a $0.1bn reduction in Fund revenue for 2017. Cash flows are unaffected.

●          Fund Interest Income
IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. In 2017 these interest payments totalled $7m, and were recognised as interest income for the Fund and interest expense for IHG. The System Fund also benefits from the capitalisation of interest related to the development of GRS, which totalled $6m in 2017. As the Fund is now included on the Group income statement, these amounts are included in the reported net Group finance expense for 2017, reducing it by $13m to $72m. Given all results related to the System Fund are excluded from adjusted EPS, for the purposes of calculating this figure, these interest amounts are added back (2017 net Group finance expense for adjusted EPS is $85m).

Free cash flow is unaffected as a result of these adjustments. The $7m reduction in interest paid, arising from the elimination of interest paid from IHG to the System Fund, is offset by an adjustment to cash flow from operations, whilst the capitalisation of interest is non-cash.

3.  Tax Charges

The restated results for full year 2017 include a reduction of $28m to the previously reported exceptional tax credit relating to the re-measurement, following significant US tax reform enacted on 22 December 2017, of the deferred taxes created or eliminated by IFRS 15.  Excluding these amounts, the IFRS 15 adjustments result in an additional net tax charge of $2m in the 2017 Group income statement.

Other presentational changes to financial statements (Appendices 6 & 7)

In addition to the adoption of IFRS 15, the restated accounts reflect several changes to the presentation of the group's financial results.

●          New Regional Structure (Appendix 6)
Our Europe and Asia, Middle East & Africa (AMEA) regions have been brought together to form a new region, Europe, Middle East, Asia & Africa (EMEAA). This new region allows us to leverage our scale across 72 countries to share best practice and upweight investment in those markets with highest growth potential.

●          Reporting of Fee Business Results (Appendix 7)
Revenue and operating profit from management and franchise agreements and regional overheads combined into one category, "fee business", to more closely reflect the way that the fee business is now operated following the wider reorganisation of the business.

●          Reporting of Managed Lease Hotels (Appendix 7)
These properties (whose revenues and profits are consolidated into the Group income statement) are now reported with owned and leased hotels and are no longer excluded from IHG's "underlying results" increasing both underlying revenue and operating profit (2017: $162m and $4m at CER; $163m and $4m at AER).

●          Overhead allocations (Appendix 6)
Minor changes have been made to the basis for allocating overheads to the regional and central operating segments.

●          InterContinental Reservation Fees and Costs (Appendix 6)
Reservation fees and costs associated with the InterContinental brand have previously been recognised in IHG's income statement. These fees and costs have now been moved to the Fund to align with the treatment of IHG's other brands. As this programme is not managed to make a profit or loss for IHG, there is no operating profit impact.

Overview of impact

The impact of each of the changes on the FY 2017 results is summarised in the table below. A full reconciliation of the adjustments to the Group income statement and Group statement of financial position for the year ended 31 December 2017, 6 months ended 30 June 2017 and year ended 31 December 2016 are included in Appendices 3-5.

Adjustment	Revenue ($m)	Operating Profit ($m)	Net Assets / (Liabilities) ($m)
Managed and franchised hotel cost reimbursements	1,103	-	-
Initial application fees & contract acquisition costs	(14)	(9)	(74)
Key money amortisation	(17)	-	-
Owned hotel disposals subject to a management contract	-	8	(192)
Other adjustments	2	-	1
Total Core IFRS 15 adjustments	1,074	(1)	(265)
System Fund adjustments	1,217	(34)	(185)
Total IFRS 15 adjustment	2,291	(35)	(450)
Total IFRS 15 adjustment to underlying1	(29)	(1)	(265)
InterContinental Reservation fees and costs	(25)	-	-
Managed lease hotel revenue and costs2	162	4	-
Total adjustment to underlying1	108	3	(265)

1 Excludes System Fund results and hotel cost reimbursements at constant FY 2016 exchange rates (CER).

2 Stated at constant FY 2016 exchange rates (CER)

The appendices to this announcement set out the detail of these changes and provide restated results for the year ended 31 December 2017, and 2016 and the six months ended 30 June 2017.

Appendix 1:	Restated Group income statements (for the periods ended 31 December 2017, 30 June 2017 and 31 December 2016)
Appendix 2:	Restated Group statements of financial position (as at 31 December 2017, 30 June 2017 and 31 December 2016)
Appendix 3:	Reconciling adjustments for the year ended 31 December 2017
Appendix 4:	Reconciling adjustments for 6 months ended 30 June 2017
Appendix 5:	Reconciling adjustments for the year ended 31 December 2016
Appendix 6:	Restated regional results (for the periods ended 31 December 2017, 30 June 2017 and 31 December 2016)
Appendix 7:	Revised presentation of fee business results by region (for the periods ended 31 December 2017, 30 June 2017 and 31 December 2016)

Excel versions of these Appendices are available on the IHG plc website at https://www.ihgplc.com/en/investors/results-and-presentations.  RevPAR, system size and pipeline metrics reflecting the new regional and fee business structures can also be found in the supplementary information document at this address.

Presentation for Analysts and Shareholders

At 9:30am on 17 April 2018, Paul Edgecliffe-Johnson, Chief Financial Officer, will host an event to provide more information on each of these changes. This will be held at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE. The presentation will be webcast live, and is available via the web address below:

http://www.investis-live.com/ihg/5a992c4fff54e71700b2fd10/hfdh

The webcast replay will be available on this website later in the day and will remain there for the foreseeable future.

There will also be a live listen only dial-in facility:

UK:	0800 640 6441
UK (Local):	+44 (0) 203 936 2999
US:	+1 845 709 8568
All other locations:	+44 203 936 2999
Participant Access Code:	359082

A replay will be available following the event, details are below:

UK:	+44(0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 203 936 3001
Replay pin:	983589

Financial Statements under IFRS 15 - Revenue from Contracts with Customers
IFRS 15 establishes a five-step model to account for revenue arising from contracts with customers.  Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The Group's revenue is primarily comprised of fee-based revenue from franchise and management contracts, and hotel revenue in owned and leased properties.

Franchise and base management fees are charged as a percentage of underlying revenues in the hotels and are treated as 'variable consideration' under IFRS 15.  These fees are recognised as the underlying hotel revenues occur, provided there is no expectation of a subsequent reversal of the revenue.

Incentive management fees are generally charged based on the hotel's profitability or cash flows, and are recognised over time when it is considered highly probable that the related performance criteria will be met, provided there is no expectation of a subsequent reversal of the revenue.

Hotel revenue in owned and leased properties includes rooms revenue and food and beverage sales, which is recognised when the rooms are occupied and food and beverages are sold.

There is no significant change to the accounting policy for recognising the above fee-based or hotel revenues on adoption of IFRS 15.

The key changes resulting from the adoption of IFRS 15 are described below and should be read in conjunction with the Appendices which quantify the impacts on prior period results.

1.    Core IHG adjustments

Adjustment (a) - Managed and franchised hotel cost reimbursements
Under IFRS 15, the provision of employees to managed hotels is not considered to be a service that is distinct from the general hotel management service.  Reimbursements for the cost of the IHG employees working in managed hotels will therefore be shown as revenue with an equal matching cost, and no profit impact.  Certain other costs relating to both managed and franchised hotels are also contractually reimbursable to IHG and where IHG is deemed to be acting as principal in the provision of the related services, the revenue and cost will be shown on a gross basis under IFRS 15.  Under previous accounting policies, no revenue or matching cost were recognised.

Adjustment (b) - Initial application and re-licensing fees and contract acquisition costs
Under previous accounting, application and re-licensing fees were recognised as revenue when billed as the monies received are not refundable and IHG has no further obligations to satisfy.  Under IFRS 15, there is a requirement to consider whether the payment of these fees transfers a distinct good or service to the customer that is separate from the promise to provide franchise services.  As this is not the case, IFRS 15 requires initial application and re-licensing fees to be recognised as services are provided, over the life of the related contract.  The spreading of these fees results in an initial reduction to revenue and operating profit, and the recognition of deferred revenue on the balance sheet, reflecting the profile of increased amounts received in recent years.

Contract acquisition costs related to securing management and franchise contracts were previously charged to the income statement as incurred.  Under IFRS 15, certain costs qualify to be capitalised as the cost of obtaining a contract and are amortised over the initial term of the related contract.  This change results in an initial increase to operating profit and the capitalisation of contract costs on the balance sheet.

Adjustment (c) - Amortisation of amounts paid to hotel owners to secure management contracts and franchise agreements ('key money')
Under previous accounting, key money payments were capitalised as intangible assets and amortised over the life of the related contracts.  Under IFRS 15, these payments are treated as 'consideration payable to a customer' and therefore recorded as a contract asset and recognised as a deduction to revenue over the contract term. This change results in a reduction to revenue, no change to operating profit, and the reclassification of key money on the balance sheet from intangible assets to contract assets.

Adjustment (d) - Owned hotel disposals subject to a management contract
Under previous accounting, when hotels were sold and the Group retained management of the hotel, the consideration recognised included both the cash received and the fair value of the management contract which was capitalised as an intangible asset and subsequently amortised to the income statement.   This accounting was governed by the 'exchange of assets' criteria included in IAS 16 'Property, Plant and Equipment' and IAS 38 'Intangible Assets'.  IFRS 15 specifically includes property sales in its scope and results in the sales consideration being recorded at the fair value of the encumbered hotel, which generally will be equivalent to the cash received.   This change results in the derecognition of historic intangible asset balances and a lower amortisation charge in the income statement.

Adjustment (e) - Other adjustments
Other adjustments include re-assessments of IHG's role as principal in other revenue transactions, and the treatment of payments under performance guarantees as a reduction to the transaction price within management contracts.

2.    System Fund adjustments

The Group operates a System Fund (the Fund) to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the guest reservation systems and hotel loyalty programme. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to a profit or loss for IHG, but is managed for the benefit of hotels in the System with the objective of driving revenues for the hotels. Consequently, under previous accounting these revenues and expenses were not recorded in the Group income statement.

Under IFRS 15, an entity is regarded as a principal if it controls a service prior to transfer to the customer. As marketing and reservations expenses primarily comprise payroll and marketing expenses under contracts entered into by the Group, management have determined that the Group controls these services.  Fund revenues and expenses will therefore be recognised on a gross basis in the Group income statement.  Assessment fees from hotel owners are generally levied as a percentage of hotel revenues and will be recognised as those hotel revenues occur.

In respect of the loyalty programme, the Group has determined that the related performance obligation is not satisfied in full until the member has redeemed the points at a participating hotel. Accordingly, revenue related to loyalty points earned by members or sold under co-branding arrangements will be deferred in an amount that reflects the stand-alone selling price of the future benefit to the member. As materially all of the points will be redeemed at IHG managed or franchised hotels owned by third parties, IHG is deemed to be acting as agent on redemption and will therefore recognise the related revenue net of the cost of reimbursing the hotel that is providing the hotel stay.

The deferred revenue balance under IFRS 15 is significantly higher than the points redemption cost liability that was recognised under previous accounting resulting in an increase in the Group's net liabilities.

Management has also determined that in addition to the performance obligation for the redemption of points, co-branding arrangements contain other performance obligations including marketing services and the right to access the loyalty programme. Revenue attributable to the stand-alone selling price of these additional services is recognised over the term of the co-branding arrangement.

Certain travel agency commission revenues within the Fund will be recognised on a net basis, where it has been determined that IHG acts as agent under IFRS 15.

Under previous accounting, any Fund short-term timing surplus or deficit was carried in the Group statement of financial position within working capital.  Under IFRS 15, the in-year Fund surplus or deficit will be recognised in the Group income statement. Both the current accounting treatment and the change on applying IFRS 15, and the equivalent US GAAP standard, are consistent with current and expected future practice across the hotel industry. The Fund surplus of $158m at 31 December 2017 has been derecognised resulting in a reduction in the Group's net liabilities.

The System Fund accounting changes will result in an increase in recorded revenue and a change to reported profits.  However, since the Group's agreement with the IHG Owners Association is that the Fund is not managed to a profit or loss for IHG, any in-year profit or loss resulting from Fund activity will be excluded from the calculation of underlying operating profit and adjusted earnings per share as there is an agreement to spend these funds for the benefit of hotels in the System.

Segmental reporting changes (Appendix 6)

With effect from 1 January 2018, an internal reorganisation resulted in the formation of a new operating segment, Europe, Middle East, Asia & Africa (EMEAA), bringing together the former segments of Europe and Asia, Middle East & Africa (AMEA).  Kenneth Macpherson, previously CEO of Greater China, has been appointed CEO of the new EMEAA region.  By bringing together two strong, established regions, there will be an increased focus on growth through increased agility and effectiveness.

Following this reorganisation, the management of the Group's operations, excluding Central functions, is organised within three geographical regions:

●                      Americas;
●                      Europe, Middle East Asia & Africa (EMEAA); and
●                      Greater China.

These, together with Central functions, comprise the Group's four reportable segments.   Each of the geographical regions is led by its own Chief Executive Officer.  For internal reporting purposes, the System Fund is not viewed as being part of the Group's core operations as IHG is unable to profit from its activities.  As such, its results are not regularly reviewed by the chief operating decision maker and it does not constitute an operating segment under IFRS 8.

No operating segments have been aggregated to form these reportable segments.

Central functions include costs of global functions including technology, sales and marketing, finance, human resources and corporate services; central revenue arises principally from technology fee income.

Management monitors the operating results of the geographical regions and Central functions separately for the purpose of making decisions about resource allocation and performance assessment.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Consolidated Financial Statements, excluding exceptional items.  Group financing activities and income taxes are managed on a group basis and are not allocated to reportable segments.

Comparatives have been restated to show segmental information on a consistent basis.

Group statement of cash flows under IFRS 15

The adoption of IFRS 15 has not changed the net cash from operating activities or net cash from investing activities reported in previous periods.  The following reclassifications will be made between line items as a result of the presentational changes made on IFRS 15 implementation.

●          Adjustment (c) results in the reclassification of key money from an intangible asset to a contract asset on the Group statement of financial position.  Key money payments of $57m in 2017 (6 months to 30 June 2017 $24m, year to 31 December 2016 $45m) will continue to be presented as cash outflows investing activities, but will be reclassified from 'purchase of intangible assets' to 'payments for obtaining long term contracts'.

●          The presentation of the System Fund on the Group income statement results in the elimination of interest paid from IHG to the System Fund, both in the Group income statement and the Group statement of cash flows.  This results in a decrease to interest paid of $7m (6 months to 30 June 2017 $3m, year to 31 December 2016 $3m) with an offsetting adjustment within 'adjustments reconciling profit for the year to cash flow from operations'.

Group statement of changes in equity under IFRS 15

The changes to the statement of changes in equity arising from adoption of IFRS 15 are as follows:

●          Opening Total equity at 1 January 2016 decreases from $319m to ($118m);

●          Profit for the year ended 31 December 2016 increases from $417m to $459m;

●          Exchange gains on retranslation of foreign operations, net of tax for the year ended 31 December 2016 increases from $182m to $190m;

●          Profit for the 6 months ended 30 June 2017 increases from $219m to $248m;

●          Exchange losses on retranslation of foreign operations, net of tax for the 6 months ended 30 June 2017 increases from $35m to $42m;

●          Profit for the year ended 31 December 2017 decreases from $593m to $541m;

●          Exchange losses on retranslation of foreign operations, net of tax for the year ended 31 December 2017 increases from $77m to $88m.

Earnings per ordinary share under IFRS 15

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's underlying performance.  Additionally, following adoption of IFRS 15, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a profit or loss from operating the Fund over the medium term.

The restated calculations of earnings per ordinary share are presented below:

Continuing and total operations	2017 Year ended 31 December	2017 6 months ended 30 June	2016 Year ended 31 December

Basic earnings per ordinary share
Profit available for equity holders ($m)	540	248	456
Basic weighted average number of ordinary shares (millions)	193	196	212
Basic earnings per ordinary share (cents)	279.8	126.5	215.1

Diluted earnings per ordinary share
Profit available for equity holders ($m)	540	248	456
Basic weighted average number of ordinary shares (millions)	194	198	214
Diluted earnings per ordinary share (cents)	278.4	125.3	213.1

Adjusted earnings per ordinary share
Profit available for equity holders ($m)	540	248	456
Adjusting items:
System Fund revenues and expenses	34	(25)	(35)
Interest attributable to System Fund	(13)	(6)	(7)
Tax attributable to System Fund	3	3	1
Exceptional items before tax ($m)	(4)	4	29
Tax on exceptional items ($m)	2	(1)	(12)
Exceptional tax ($m)	(90)	-	-
Adjusted earnings ($m)	472	223	432
Basic weighted average number of ordinary shares (millions)	193	196	212
Adjusted earnings per ordinary share (cents)	244.6	113.8	203.8

Adjusted diluted earnings per ordinary share
Diluted weighted average number of ordinary shares (millions)	194	198	214
Adjusted diluted earnings per ordinary share (cents)	243.3	112.6	201.9

Appendix 1 - Restated Group income statements

	As restated Year ended 31 December 2017	As restated 6 months ended 30 June 2017	As restated Year ended 31 December 2016
	$m	$m	$m

Revenue from fee business	1,222	587	1,182
Revenue from owned and leased hotels	351	174	338
Other revenues	157	77	147
System Fund revenues	1,242	592	1,199
Reimbursement of costs from managed and franchised properties	1,103	534	1,046
Total revenue	4,075	1,964	3,912
Cost of sales	(571)	(278)	(548)
System Fund expenses	(1,276)	(567)	(1,164)
Costs reimbursed by managed and franchised properties	(1,103)	(534)	(1,046)
Administrative expenses before exceptional items	(337)	(161)	(345)
Share of profit from associates	3	-	(2)
Other operating income and expenses	11	7	9
Depreciation and amortisation	(78)	(36)	(75)
Operating profit before exceptional items	724	395	741
Impairment	(18)	-	(16)
Other exceptional items	22	(4)	(13)
Operating profit	728	391	712
Financial income	4	2	6
Financial expenses	(76)	(36)	(86)
Profit before tax	656	357	632
Tax	(115)	(109)	(173)
Profit after tax	541	248	459

Profit attributable to equity holders	540	248	456
Minority interest	1	-	3
	541	248	459

Earnings per ordinary share
Basic	279.8¢	126.5¢	215.1¢
Diluted	278.4¢	125.3¢	213.1¢
Adjusted to exclude exceptional items and System Fund surplus / (deficit)	244.6¢	113.8¢	203.8¢

Appendix 2 - Restated Group statements of financial position

	As restated	As restated	As restated
	31 Dec	30 June	31 Dec
	2017	2017	2016
	$m	$m	$m
ASSETS
Property, plant and equipment	425	422	419
Goodwill and other intangible assets	967	902	858
Investment in associates and joint ventures	141	157	111
Retirement benefit assets	3	4	-
Trade and other receivables	-	-	8
Other financial assets	228	264	248
Non-current tax receivable	16	23	23
Deferred tax assets	75	73	69
Contract costs	51	47	45
Contract assets	241	217	185
Total non-current assets	2,147	2,109	1,966
Inventories	3	3	3
Contract costs	7	7	8
Contract assets	17	14	13
Trade and other receivables	551	595	469
Current tax receivable	101	49	77
Other financial assets	16	15	20
Cash and cash equivalents	168	166	206
Total current assets	863	849	796
Total assets	3,010	2,958	2,762

LIABILITIES
Loans and other borrowings	(126)	(116)	(106)
Derivative financial instruments	-	-	(3)
Loyalty programme liability	-	-	-
Trade and other payables	(597)	(441)	(526)
Deferred revenue	(490)	(479)	(462)
Provisions	(3)	(3)	(3)
Current tax payable	(64)	(53)	(50)
Total current liabilities	(1,280)	(1,092)	(1,150)
Loans and other borrowings	(1,893)	(2,106)	(1,606)
Retirement benefit obligations	(104)	(100)	(96)
Loyalty programme liability	-	-	-
Trade and other payables	(36)	(33)	(29)
Deferred revenue	(867)	(888)	(852)
Provisions	(5)	(5)	(5)
Non-current tax payable	(25)	-	-
Deferred tax liabilities	(101)	(196)	(170)
Total non-current liabilities	(3,031)	(3,328)	(2,758)
Total liabilities	(4,311)	(4,420)	(3,908)
Net liabilities	(1,301)	(1,462)	(1,146)

EQUITY
Equity share capital	154	148	141
Capital redemption reserve	10	10	9
Shares held by employee share trusts	(5)	(5)	(11)
Other reserves	(2,874)	(2,868)	(2,860)
Unrealised gains and losses reserve	79	109	111
Currency translation reserve	377	423	466
Retained earnings	951	715	990
IHG shareholders' equity	(1,308)	(1,468)	(1,154)
Non-controlling interest	7	6	8
Total equity	(1,301)	(1,462)	(1,146)

Appendix 3 - Year ended 31 December 2017 - reconciling adjustments

GROUP INCOME STATEMENT For the year ended 31 December 2017	As previously reported	Reclass managed leases	Core IFRS 15 adjustments					Total before System Fund	System Fund adjustments	Total IFRS 15	InterContinental Reservations	As restated
			(a)	(b)	(c)	(d)	(e)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue from fee business	1,452	(163)		(14)	(17)		(11)	(42)		(42)	(25)	1,222
Revenue from owned and leased hotels	184	163					4	4		4		351
Other revenues	148						9	9		9		157
System Fund revenues	-							-	1,217	1,217	25	1,242
Reimbursement of costs from managed and franchised properties	-		1,103					1,103		1,103		1,103
Total Revenue	1,784	-	1,103	(14)	(17)	-	2	1,074	1,217	2,291	-	4,075

Cost of sales	(608)			5			7	12		12	25	(571)
System Fund expenses	-							-	(1,251)	(1,251)	(25)	(1,276)
Cost reimbursements	-		(1,103)					(1,103)		(1,103)		(1,103)
Administrative expenses before exceptional items	(328)						(9)	(9)		(9)		(337)
Share of losses from associates and joint ventures	3							-		-		3
Other operating income and expenses	11							-		-		11
Depreciation and amortisation	(103)				17	8		25		25		(78)
Operating profit before exceptional items	759	-	-	(9)	-	8	-	(1)	(34)	(35)	-	724
Impairment	(18)											(18)
Other exceptional items	22											22
Operating profit	763	-	-	(9)	-	8	-	(1)	(34)	(35)	-	728
Financial income	4											4
Financial expenses	(89)							-	13	13		(76)
Profit before tax	678	-	-	(9)	-	8	-	(1)	(21)	(22)	-	656
Exceptional Tax from US tax reform	108			(15)		(14)		(29)	1	(28)		80
Tax (incl. exceptional tax items that do not relate to US tax reform)	(193)			4		(3)		1	(3)	(2)		(195)
Profit after tax	593	-	-	(20)	-	(9)	-	(29)	(23)	(52)	-	541

Profit attributable to equity holders	592	-	-	(20)	-	(9)	-	(29)	(23)	(52)		540
Minority interest	1							-	-	-		1
	593	-	-	(20)	-	(9)	-	(29)	(23)	(52)	-	541
Earnings per share
Basic (¢)	306.7	-	-	(10.4)	-	(4.6)	-	(15.0)	(11.9)	(26.9)	-	279.8
Diluted (¢)	305.2	-	-	(10.3)	-	(4.6)	-	(14.9)	(11.9)	(26.8)	-	278.4

Key: (a) Hotel cost reimbursements; (b) Application fees and contract costs; (c) Key money amortisation; (d) Management contracts; (e) Other Adjustments.

	As previously reported	Core IFRS 15 adjustments					Total before System Fund	System Fund adjustments	Total IFRS 15	As restated
GROUP STATEMENT OF FINANCIAL POSITION As at 31 December 2017		(a)	(b)	(c)	(d)	(e)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Goodwill and other intangible assets	1,467			(257)	(243)		(500)		(500)	967
Contract costs	-		51				51		51	51
Contract assets	-			240		1	241		241	241
Deferred tax assets	56				19		19		19	75
Other non-current assets	813						-		-	813
Total non-current assets	2,336	-	51	(17)	(224)	1	(189)	-	(189)	2,147
Contract costs	-		7				7		7	7
Contract assets	-			17			17		17	17
Other current assets	839						-		-	839
Total current assets	839	-	7	17	-	-	24	-	24	863
Total assets	3,175	-	58	-	(224)	1	(165)	-	(165)	3,010
Liabilities
Loyalty programme liability	(343)						-	343	343	-
Trade and other payables	(768)		6			43	49	122	171	(597)
Deferred revenue	-		(24)			(43)	(67)	(423)	(490)	(490)
Other current liabilities	(193)						-		-	(193)
Total current liabilities	(1,304)	-	(18)	-	-	-	(18)	42	24	(1,280)
Loyalty programme liability	(417)						-	417	417	-
Trade and other payables	(121)					85	85		85	(36)
Deferred revenue	-		(139)			(85)	(224)	(643)	(867)	(867)
Deferred tax liabilities	(157)		25		32		57	(1)	56	(101)
Other non-current liabilities	(2,027)						-		-	(2,027)
Total non-current liabilities	(2,722)	-	(114)	-	32	-	(82)	(227)	(309)	(3,031)
Total liabilities	(4,026)	-	(132)	-	32	-	(100)	(185)	(285)	(4,311)
Net liabilities	(851)	-	(74)	-	(192)	1	(265)	(185)	(450)	(1,301)

EQUITY
Equity share capital	154						-		-	154
Capital redemption reserve	10						-		-	10
Shares held by employee share trusts	(5)						-		-	(5)
Other reserves	(2,874)						-		-	(2,874)
Unrealised gains and losses reserve	79						-		-	79
Currency translation reserve	373				4		4		4	377
Retained earnings	1,405	-	(74)	-	(196)	1	(269)	(185)	(454)	951
IHG shareholders' equity	(858)	-	(74)	-	(192)	1	(265)	(185)	(450)	(1,308)
Non-controlling interest	7						-		-	7
Total equity	(851)	-	(74)	-	(192)	1	(265)	(185)	(450)	(1,301)

Key: (a) Hotel cost reimbursements; (b) Application fees and contract costs; (c) Key money amortisation; (d) Management contracts; (e) Other Adjustments.

Appendix 4 - 6 months ended 30 June 2017 - reconciling adjustments

	As previously reported	Reclass managed leases	Core IFRS 15 adjustments					Total before System Fund	System Fund adjustments	Total IFRS 15	InterContinental Reservations	As restated
GROUP INCOME STATEMENT For the 6 months ended 30 June 2017			(a)	(b)	(c)	(d)	(e)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue from fee business	694	(80)		(5)	(7)		(4)	(16)		(16)	(11)	587
Revenue from owned and leased hotels	91	80					3	3		3		174
Other revenues	72						5	5		5		77
System Fund revenues	-							-	581	581	11	592
Reimbursement of costs from managed and franchised properties	-		534					534		534		534
Total Revenue	857	-	534	(5)	(7)	-	4	526	581	1,107	-	1,964

Cost of sales	(291)			1			1	2		2	11	(278)
System Fund expenses	-							-	(556)	(556)	(11)	(567)
Cost reimbursements	-		(534)					(534)		(534)		(534)
Administrative expenses before exceptional items	(156)						(5)	(5)		(5)		(161)
Other operating income and expenses	7							-		-		7
Depreciation and amortisation	(47)				7	4		11		11		(36)
Operating profit before exceptional items	370	-	-	(4)	-	4	-	-	25	25	-	395
Impairment	-							-		-		-
Other exceptional items	(4)							-		-		(4)
Operating profit	366	-	-	(4)	-	4	-	-	25	25	-	391
Financial income	2							-		-		2
Financial expenses	(42)							-	6	6		(36)
Profit before tax	326	-	-	(4)	-	4	-	-	31	31	-	357
Tax	(107)			2		(1)		1	(3)	(2)		(109)
Profit after tax	219	-	-	(2)	-	3	-	1	28	29	-	248

Profit attributable to equity holders	219	-	-	(2)	-	3	-	1	28	29		248
Minority interest								-		-		-
	219	-	-	(2)	-	3	-	1	28	29	-	248
Earnings per share
Basic (¢)	111.7	-	-	(1.0)	-	1.5	-	0.5	14.3	14.8	-	126.5
Diluted (¢)	110.6	-	-	(1.0)	-	1.5	-	0.5	14.2	14.7	-	125.3

Key: (a) Hotel cost reimbursements; (b) Application fees and contract costs; (c) Key money amortisation; (d) Management contracts; (e) Other Adjustments.

	As previously reported	Core IFRS 15 adjustments					Total before System Fund	System Fund adjustments	Total IFRS 15	As restated
GROUP STATEMENT OF FINANCIAL POSITION As at 30 June 2017		(a)	(b)	(c)	(d)	(e)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Goodwill and other intangible assets	1,373			(230)	(241)		(471)		(471)	902
Contract costs	-		47				47		47	47
Contract assets	-			216		1	217		217	217
Deferred tax assets	52				21		21		21	73
Other non-current assets	870						-		-	870
Total non-current assets	2,295	-	47	(14)	(220)	1	(186)	-	(186)	2,109
Contract costs	-		7				7		7	7
Contract assets	-			14			14		14	14
Other current assets	828						-		-	828
Total current assets	828	-	7	14	-	-	21	-	21	849
Total assets	3,123	-	54	-	(220)	1	(165)	-	(165)	2,958

Liabilities
Loyalty programme liability	(326)						-	326	326	-
Trade and other payables	(641)		6			54	60	140	200	(441)
Deferred revenue	-		(24)			(40)	(64)	(415)	(479)	(479)
Other current liabilities	(172)						-		-	(172)
Total current liabilities	(1,139)	-	(18)	-	-	14	(4)	51	47	(1,092)
Loyalty programme liability	(417)						-	417	417	-
Trade and other payables	(177)					74	74	70	144	(33)
Deferred revenue	-		(130)			(88)	(218)	(670)	(888)	(888)
Deferred tax liabilities	(276)		38		44		82	(2)	80	(196)
Other non-current liabilities	(2,211)						-		-	(2,211)
Total non-current liabilities	(3,081)	-	(92)	-	44	(14)	(62)	(185)	(247)	(3,328)
Total liabilities	(4,220)	-	(110)	-	44	-	(66)	(134)	(200)	(4,420)
Net liabilities	(1,097)	-	(56)	-	(176)	1	(231)	(134)	(365)	(1,462)

EQUITY
Equity share capital	148						-		-	148
Capital redemption reserve	10						-		-	10
Shares held by employee share trusts	(5)						-		-	(5)
Other reserves	(2,868)						-		-	(2,868)
Unrealised gains and losses reserve	109						-		-	109
Currency translation reserve	415				8		8		8	423
Retained earnings	1,088		(56)		(184)	1	(239)	(134)	(373)	715
IHG shareholders' equity	(1,103)	-	(56)	-	(176)	1	(231)	(134)	(365)	(1,468)
Non-controlling interest	6						-		-	6
Total equity	(1,097)	-	(56)	-	(176)	1	(231)	(134)	(365)	(1,462)

Key: (a) Hotel cost reimbursements; (b) Application fees and contract costs; (c) Key money amortisation; (d) Management contracts; (e) Other Adjustment

Appendix 5 - Year ended 31 December 2016 - reconciling adjustments

	As previously reported	Reclass managed leases	Core IFRS 15 adjustments					Total before System Fund	System Fund adjustments	Total IFRS 15	InterContinental Reservations	As restated
GROUP INCOME STATEMENT For the year ended 31 December 2016			(a)	(b)	(c)	(d)	(e)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Fee business revenue	1,401	(162)		(14)	(13)		(7)	(34)		(34)	(23)	1,182
Revenue from owned, leased and managed lease hotels	173	162					3	3		3		338
Other revenues	141						6	6		6		147
System Fund Revenues	-							-	1,176	1,176	23	1,199
Cost reimbursements	-		1,046					1,046		1,046		1,046
Total Revenue	1,715	-	1,046	(14)	(13)	-	2	1,021	1,176	2,197	-	3,912

Cost of sales	(580)			4			5	9		9	23	(548)
System Fund expenses	-							-	(1,141)	(1,141)	(23)	(1,164)
Cost reimbursements	-		(1,046)					(1,046)		(1,046)		(1,046)
Administrative expenses before exceptional items	(339)						(6)	(6)		(6)		(345)
Share of losses from associates and joint ventures	(2)							-		-		(2)
Other operating income and expenses	9							-		-		9
Depreciation and amortisation	(96)				13	8		21		21		(75)
Operating profit before exceptional items	707	-	-	(10)	-	8	1	(1)	35	34	-	741
Impairment	(16)							-		-		(16)
Other exceptional items	(13)							-		-		(13)
Operating profit	678	-	-	(10)	-	8	1	(1)	35	34	-	712
Financial income	6							-		-		6
Financial expenses	(93)							-	7	7		(86)
Profit before tax	591	-	-	(10)	-	8	1	(1)	42	41	-	632
Tax	(174)			4		(2)		2	(1)	1		(173)
Profit after tax	417	-	-	(6)	-	6	1	1	41	42	-	459

Profit attributable to equity holders	414	-	-	(6)	-	6	1	1	41	42	-	456
Minority interest	3							-		-		3
	417	-	-	(6)	-	6	1	1	41	42	-	459
Earnings per share
Basic (¢)	195.3	-	-	(2.8)	-	2.8	0.5	0.5	19.3	19.8	-	215.1
Diluted (¢)	193.5	-	-	(2.8)	-	2.8	0.5	0.5	19.1	19.6	-	213.1

Key: (a) Hotel cost reimbursements; (b) Application fees and contract costs; (c) Key money amortisation; (d) Management contracts; (e) Other Adjustments.

GROUP STATEMENT OF FINANCIAL POSITION As at 31 December 2016	As previously reported	Core IFRS 15 adjustments					Total before System Fund	System Fund adjustments	Total IFRS 15	As restated
		(a)	(b)	(c)	(d)	(e)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Goodwill and other intangible assets	1,292			(197)	(237)		(434)		(434)	858
Contract costs			45				45		45	45
Contract assets				184		1	185		185	185
Deferred tax assets	48				21		21		21	69
Other non-current assets	809						-		-	809
Total non-current assets	2,149	-	45	(13)	(216)	1	(183)	-	(183)	1,966
Contract costs			8				8		8	8
Contract assets				13			13		13	13
Other current assets	778						-	(3)	(3)	775
Total current assets	778	-	8	13	-	-	21	(3)	18	796
Total assets	2,927	-	53	-	(216)	1	(162)	(3)	(165)	2,762
Liabilities
Loyalty programme liability	(291)						-	291	291	-
Trade and other payables	(681)		5			49	54	101	155	(526)
Deferred revenue			(22)			(38)	(60)	(402)	(462)	(462)
Other current liabilities	(162)						-	-	-	(162)
Total current liabilities	(1,134)	-	(17)	-	-	11	(6)	(10)	(16)	(1,150)
Loyalty programme liability	(394)						-	394	394	-
Trade and other payables	(200)					78	78	93	171	(29)
Deferred revenue			(126)			(89)	(215)	(637)	(852)	(852)
Deferred tax liabilities	(251)		36		44		80	1	81	(170)
Other non-current liabilities	(1,707)						-	-	-	(1,707)
Total non-current liabilities	(2,552)	-	(90)	-	44	(11)	(57)	(149)	(206)	(2,758)
Total liabilities	(3,686)	-	(107)	-	44	-	(63)	(159)	(222)	(3,908)
Net liabilities	(759)	-	(54)	-	(172)	1	(225)	(162)	(387)	(1,146)

EQUITY
Equity share capital	141						-		-	141
Capital redemption reserve	9						-		-	9
Shares held by employee share trusts	(11)						-		-	(11)
Other reserves	(2,860)						-		-	(2,860)
Unrealised gains and losses reserve	111						-		-	111
Currency translation reserve	451				15		15		15	466
Retained earnings	1,392		(54)		(187)	1	(240)	(162)	(402)	990
IHG shareholders' equity	(767)	-	(54)	-	(172)	1	(225)	(162)	(387)	(1,154)
Non-controlling interest	8						-		-	8
Total equity	(759)	-	(54)	-	(172)	1	(225)	(162)	(387)	(1,146)

Key: (a) Hotel cost reimbursements; (b) Application fees and contract costs; (c) Key money amortisation; (d) Management contracts; (e) Other Adjustments.

Appendix 6 - Restated regional results

	Year ended 31 December 2017
	As previously reported	New regional segments	IFRS 15	Overhead allocations	InterContinental Reservations	As restated
REVENUE	$m	$m	$m	$m	$m	$m

Americas	1,025		(18)		(8)	999
Europe	241	(241)
AMEA	244	(244)
EMEAA	-	485	(16)		(12)	457
Greater China	126		(4)		(5)	117
Central	148		9			157
Revenue from reportable segments	1,784	-	(29)	-	(25)	1,730
System Fund	-		1,217		25	1,242
Reimbursed costs	-		1,103			1,103
Total revenue	1,784	-	2,291	-	-	4,075

OPERATING PROFIT

Americas	644		(6)	(1)		637
Europe	86	(86)
AMEA	87	(87)
EMEAA	-	173	4	(6)		171
Greater China	52		1	(1)		52
Central	(110)			8		(102)
Operating profit before exceptional items from reportable segments	759	-	(1)	-	-	758
System Fund	-		(34)			(34)
Operating profit before exceptional items	759	-	(35)	-	-	724
Exceptional items	4					4
Operating profit	763	-	(35)	-	-	728

Appendix 6 - Restated regional results (continued)

	6 months ended 30 June 2017
	As previously reported	New regional segments	IFRS 15	Overhead allocations	InterContinental Reservations	As restated
REVENUE	$m	$m	$m	$m	$m	$m

Americas	499		(5)		(3)	491
Europe	113	(113)
AMEA	115	(115)
EMEAA	-	228	(7)		(6)	215
Greater China	58		(1)		(2)	55
Central	72		5			77
Revenue from reportable segments	857	-	(8)	-	(11)	838
System Fund	-		581		11	592
Reimbursed costs	-		534			534
Total revenue	857	-	1,107	-	-	1,964

OPERATING PROFIT

Americas	321		(3)			318
Europe	38	(38)
AMEA	41	(41)
EMEAA		79	2	(3)		78
Greater China	23		1			24
Central	(53)			3		(50)
Operating profit before exceptional items from reportable segments	370	-	-	-	-	370
System Fund	-		25			25
Operating profit before exceptional items	370	-	25	-	-	395
Exceptional items	(4)					(4)
Operating profit	366	-	25	-	-	391

Appendix 6 - Restated regional results (continued)

	Year ended 31 December 2016
	As previously reported	New regional segments	IFRS 15	Overhead allocations	InterContinental Reservations	As restated
REVENUE	$m	$m	$m	$m	$m	$m

Americas	993		(17)		(7)	969
Europe	227	(227)
AMEA	237	(237)
EMEAA	-	464	(13)		(12)	439
Greater China	117		(1)		(4)	112
Central	141		6			147
Revenue from reportable segments	1,715	-	(25)	-	(23)	1,667
System Fund	-		1,176		23	1,199
Reimbursed costs	-		1,046			1,046
Total revenue	1,715	-	2,197	-	-	3,912

OPERATING PROFIT

Americas	633		(8)	1		626
Europe	75	(75)
AMEA	82	(82)
EMEAA	-	157	5	(5)		157
Greater China	45		2	(1)		46
Central	(128)			5		(123)
Operating profit before exceptional items from reportable segments	707	-	(1)	-	-	706
System Fund	-		35			35
Operating profit before exceptional items	707	-	34	-	-	741
Exceptional items	(29)					(29)
Operating profit	678	-	34	-	-	712

Appendix 7 - Revised presentation of fee business results by region - Americas

	Year ended 31 December 2017					6 months ended 30 June 2017					Year ended 31 December 2016
	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
REVENUE

Franchised	703		(703)		-	343		(343)		-	685		(685)		-
Managed	172	(34)	(138)		-	82	(18)	(64)		-	172	(34)	(138)		-
Fee business	-		841	(30)	811	-		407	(11)	396	-		823	(27)	796
Owned and leased	150	34		4	188	74	18		3	95	136	34		3	173
Total Revenue	1,025	-	-	(26)	999	499	-	-	(8)	491	993	-	-	(24)	969

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Franchised	606		(606)		-	298		(298)		-	600		(600)		-
Managed	65		(65)		-	33	(1)	(32)		-	64		(64)		-
Regional overheads	(56)		56		-	(25)		25		-	(55)		55		-
Fee business	-		615	(7)	608	-		305	(3)	302	-		609	(7)	602
Owned and leased	29				29	15	1			16	24				24
Operating Profit before exceptional items	644	-	-	(7)	637	321	-	-	(3)	318	633	-	-	(7)	626

Appendix 7 - Revised presentation of fee business results by region - EMEAA

	Year ended 31 December 2017					6 months ended 30 June 2017					Year ended 31 December 2016
	As prev. reported	Reclass mgd leases	Reclass fee buisness	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
REVENUE

Franchised	126		(126)		-	58		(58)		-	118		(118)		-
Managed	325	(129)	(196)		-	153	(62)	(91)		-	309	(128)	(181)		-
Fee business	-		322	(28)	294	-		149	(13)	136	-		299	(25)	274
Owned and leased	34	129			163	17	62			79	37	128			165
Total Revenue	485	-	-	(28)	457	228	-	-	(13)	215	464	-	-	(25)	439

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Franchised	99		(99)		-	44		(44)		-	90		(90)		-
Managed	117	(4)	(113)		-	55	(3)	(52)		-	111	(7)	(104)		-
Regional overheads	(45)		45		-	(21)		21		-	(46)		46		-
Fee business	-		167	(2)	165	-		75	(1)	74	-		148		148
Owned and leased	2	4			6	1	3			4	2	7			9
Operating Profit before exceptional items	173	-	-	(2)	171	79	-	-	(1)	78	157	-	-	-	157

Appendix 7 - Revised presentation of fee business results by region - Greater China

	Year ended 31 December 2017					6 months ended 30 June 2017					Year ended 31 December 2016
	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
REVENUE

Franchised	4		(4)		-	2		(2)		-	3		(3)		-
Managed	122		(122)		-	56		(56)		-	114		(114)		-
Fee business	-		126	(9)	117	-		58	(3)	55	-		117	(5)	112
Total Revenue	126	-	-	(9)	117	58	-	-	(3)	55	117	-	-	(5)	112

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Franchised	2		(2)		-	1		(1)		-	3		(3)		-
Managed	73		(73)		-	32		(32)		-	64		(64)		-
Regional overheads	(23)		23		-	(10)		10		-	(22)		22		-
Fee business	-		52		52	-		23	1	24	-		45	1	46
Operating Profit before exceptional items	52	-	-	-	52	23	-	-	1	24	45	-	-	1	46

Appendix 7 - Revised presentation of fee business results by region - Group

	Year ended 31 December 2017					6 months ended 30 June 2017					Year ended 31 December 2016
GROUP	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated	As prev. reported	Reclass mgd leases	Reclass fee business	IFRS 15 & other adj	As restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
REVENUE

Franchised	833		(833)		-	403		(403)		-	806		(806)		-
Managed	619	(163)	(456)		-	291	(80)	(211)		-	595	(162)	(433)		-
Fee business	-		1,289	(67)	1,222	-		614	(27)	587	-		1,239	(57)	1,182
Owned and leased	184	163		4	351	91	80		3	174	173	162		3	338
Other revenues	148			9	157	72			5	77	141			6	147
System Fund Revenues	-			1,242	1,242	-			592	592	-			1,199	1,199
Reimbursement of costs	-			1,103	1,103	-			534	534	-			1,046	1,046
Total Revenue	1,784	-	-	2,291	4,075	857	-	-	1,107	1,964	1,715	-	-	2,197	3,912

OPERATING PROFIT BEFORE EXCEPTIONAL ITEMS

Franchised	707		(707)		-	343		(343)		-	693		(693)		-
Managed	255	(4)	(251)		-	120	(4)	(116)		-	239	(7)	(232)		-
Regional overheads	(124)		124		-	(56)		56		-	(123)		123		-
Fee business	-		834	(9)	825	-		403	(3)	400	-		802	(6)	796
Owned and leased	31	4			35	16	4			20	26	7			33
Central operating loss	(110)			8	(102)	(53)			3	(50)	(128)			5	(123)
System Fund	-			(34)	(34)	-			25	25	-			35	35
Operating Profit before exceptional items	759	-	-	(35)	724	370	-	-	25	395	707	-	-	34	741

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	17 April 2018